UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Under Armour, Inc.

(Exact name of registrant as specified in its charter)

Maryland	52-1990078
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1020 Hull St., Baltimore, Maryland	21230
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class C Common Stock, $0.0003 1/3 par value per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This registration statement on Form 8-A of Under Armour, Inc., a Maryland corporation (“Under Armour”, the “Corporation”, “we”, “us” and “our”), is being filed to register, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class C Common Stock, par value $0.0003 1/3 per share (the “Class C Stock”).

The disclosure provided below also provides certain updates to the descriptions of our Class A Common Stock, par value $0.0003 1/3 per share (the “Class A Stock”), and Class B Common Stock, par value $0.0003 1/3 per share (the “Class B Stock”) in order to reflect certain amendments to the terms of the Class A Stock and Class B Stock made in connection with amendments to our charter, which were approved by our stockholders on August 26, 2015 (the “Articles of Amendment”). While these amendments have not yet become effective, we expect these amendments to become effective immediately prior to the issuance of any shares of Class C Stock.

Item 1. Description of Registrant’s Securities to be Registered

General

The following summary of the rights of our Class A Stock, Class B Stock and Class C Stock does not purport to be complete. This summary is subject to and qualified by the provisions of our charter, the Articles Supplementary to our charter setting forth the terms of the Class C Stock, our Second Amended and Restated Bylaws (our “bylaws”), the form of the Articles of Amendment to our charter which we expect to become effective immediately prior to the issuance of any shares of Class C Stock, and the terms of the Class C Settlement Agreement (as defined below), copies of which are filed as Exhibits 3.1, 3.2, 3.3, 3.4 and 4.2, respectively, to this Registration Statement on Form 8-A and incorporated herein by reference. Additionally, the Maryland General Corporation Law (“MGCL”) also affects the terms of our capital stock.

Our authorized capital stock currently consists of 834,450,000 shares, par value $0.0003 1/3 per share, of which:

•	400,000,000 shares are classified and designated as Class A Stock;

•	34,450,000 shares are classified and designated as Class B Stock; and

•	400,000,000 shares are classified and designated as Class C Stock.

Our charter provides for (1) the Class A Stock, which has one vote per share; (2) the Class B Stock, which has 10 votes per share; and (3) the Class C Stock, which has no voting rights in the election of directors and only limited voting rights described below. Except as described herein or expressly provided in our charter, the powers, preferences and rights of the holders of Class A Stock, Class B Stock and Class C Stock, and the qualifications, limitations and restrictions thereof, are in all material respects identical.

As of March 15, 2016, there were 183,122,416 shares of Class A Stock, 34,450,000 shares of Class B Stock and no shares of Class C Stock or preferred stock issued and outstanding.

Capital Stock

Voting Rights

Holders of shares of Class A Stock and Class B Stock have identical voting rights, except that holders of shares of Class A Stock are entitled to one vote per share and holders of shares of Class B Stock are entitled to 10 votes per share. In addition, amendments to certain specified provisions of the charter that set forth the terms of the Class A Stock and have a material adverse effect on the rights of the Class A Stock must be approved by the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class A Stock, voting as a single class, and amendments to certain specified provisions of the charter that set forth the terms of the Class B Stock and have a material adverse effect on the rights of the Class B Stock must be approved by the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class B Stock, voting as a single class.

Holders of shares of Class C Stock have no voting rights, except:

•	as may be required by law;

•	with respect to amendments to the provisions of the charter that set forth the terms of the Class C Stock and have a material adverse effect on the rights of the Class C Stock, which require the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class C Stock, voting as a single class;

•	with respect to amendments to, or waivers of, the provisions of the charter requiring that shares of Class C Stock be treated in a manner that is at least as favorable as shares of Class B Stock in certain merger, consolidation, statutory share exchange, conversion and negotiated tender offer transactions, which must be declared advisable by our board of directors, including at least 75% of the Independent Directors (as defined in the Articles of Amendment to, among other things, exclude members of Mr. Plank’s family and directors having a material financial or service relationship to Mr. Plank or his family), and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) Class C Stock (other than Kevin A. Plank, the Kevin A. Plank Family Entities (which are defined in our charter as entities controlled by Mr. Plank or his wife or children), the Kevin A. Plank Family Members (as defined in the Articles of Amendment) or executive officers of the Corporation), voting as a single class, and (2) Class B Stock, voting as a single class; and

•	upon the conversion of all of the outstanding shares of Class B Stock into shares of Class A Stock, upon which holders of shares of Class C Stock will immediately have voting rights equal to holders of shares of Class A Stock and will vote together with the Class A Stock as a single class.

There is no cumulative voting in the election of directors.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of Class C Stock will be entitled to share equally with the holders of Class A Stock and Class B Stock, on a per share basis, in any dividends that our board of directors may authorize and we may pay from time to time. In the event that a dividend is paid in the form of shares of Class A Stock or Class B Stock, or rights to acquire shares of Class A Stock or Class B Stock, the holders of shares of Class C Stock shall receive shares of Class C Stock, or rights to acquire shares of Class C Stock, as the case may be, in an equal amount per share.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class C Stock will be entitled to share proportionately, on a per share basis, with the holders of the Class A Stock and Class B Stock in the assets of the Corporation available for distribution after payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Class A Stock

Shares of Class A Stock are not convertible into any other shares of our capital stock.

Class B Stock

Mr. Plank or Kevin A. Plank Family Entities beneficially own all outstanding shares of Class B Stock. Each share of Class B Stock is convertible at any time at the option of Mr. Plank into one share of Class A Stock.

In addition, each share of Class B Stock automatically converts into one share of Class A Stock upon any sale, pledge, transfer, assignment or disposition (each a “Transfer”) of such share of Class B Stock to any person, whether or not for value, except for certain transfers between Mr. Plank and any Kevin A. Plank Family Entity, or pledges that do not grant the pledgee the power to vote or direct the vote of the pledged share or direct the disposition of the pledged share, in each case prior to default.

Each share of Class B Stock will be automatically converted into one share of Class A Stock such that no shares of Class B Stock remain outstanding upon the occurrence of any of the following events:

•

(i) A record date for any meeting of the Corporation’s stockholders, if the aggregate number of shares of Class A Stock and Class B Stock beneficially owned on such record date by Mr. Plank and each Kevin A. Plank Family

Entity, when taken together, is less than 15.0% of the total number of shares of Class A Stock and Class B Stock outstanding on that record date, (ii) the death of Mr. Plank or (iii) Mr. Plank’s ceasing to be affiliated with the Corporation in any capacity as a result of a permanent disability.

•	The termination of Mr. Plank as our Chief Executive Officer (or another position approved by Mr. Plank and a majority of our Independent Directors) for “Cause” (as defined in the Confidentiality, Non-Competition, and Non-Solicitation Agreement, dated as of June 15, 2015, between the Corporation and Kevin A. Plank, as it may be amended from time to time with the approval of at least 75% of the Independent Directors (the “Non-Compete Agreement”)) in accordance with the terms of the Non-Compete Agreement or upon the resignation of Mr. Plank as such an officer.

•	A Transfer Conversion Time, which means the time at which Mr. Plank, together with all Kevin A. Plank Family Entities, has Transferred, in the aggregate, from and after March 28, 2016, a number of shares of Class A Stock and Class C Stock exceeding the Permitted Sale Amount (as defined below) then in effect.

For purposes of determining the occurrence of the Transfer Conversion Time, (i) all Transfers of Class A Stock or Class C Stock by Mr. Plank or a Kevin A Plank Family Entity to Kevin A. Plank or a Kevin A Plank Family Entity are disregarded; (ii) a pledge of shares of Class A Stock or Class C Stock, prior to default thereunder, which does not grant to the pledgee the power to vote or direct the vote of the pledged share or the power to vote or direct the disposition of the pledged share prior to a default, without any foreclosure or transfer of ownership, is not deemed a Transfer of such shares of Class A Stock or Class C Stock; (iii) in the event shares of Class B Stock have been automatically converted into shares of Class A Stock in connection with a purported direct or indirect Transfer of shares of Class B Stock, such shares of Class A Stock are deemed to have been Transferred by Mr. Plank and the Kevin A Plank Family Entities; and (iv) the withholding by the Corporation of shares of Class A Stock or Class C Stock otherwise deliverable to Mr. Plank pursuant to any equity compensation award for the purpose of satisfying the exercise price of such equity compensation award on a cashless basis or to cover tax withholding obligations with respect to the vesting or exercise of such equity compensation award is not considered a Transfer of such shares.

The “Permitted Sale Amount” initially means 2,500,000 shares minus two times the number of shares of Class A Stock Transferred (or deemed Transferred) by Mr. Plank or a Kevin A Plank Family Entity between January 1, 2016 and March 28, 2016. The Permitted Sale Amount will be increased by 2,500,000 shares as of January 1 of each calendar year beginning on January 1, 2017. In the event of any split, subdivision, combination or reclassification of the shares of Class A Stock, Class B Stock and Class C Stock (including a split effected by a dividend paid in shares of common stock on all outstanding shares of common stock) after the initial distribution of the Class C Stock (the “Class C Dividend”) (but not including the Class C Dividend), proportional adjustments will be made to the Permitted Sale Amount and in calculating the number of shares of Class A Stock and Class C Stock Transferred prior thereto for purposes of determining the occurrence of the Transfer Conversion Time.

Once converted into shares of Class A Stock, shares of Class B Stock are retired and may not be reissued.

Class C Stock

Upon conversion of all of the outstanding shares of Class B Stock into shares of Class A Stock, the Class C Stock will immediately have voting rights equal to the Class A Stock and be entitled to vote together with the Class A Stock as a single class on all matters, and the Class C Stock will automatically convert into shares of Class A Stock on a one-for-one basis on a date fixed by the Corporation that is as soon as reasonably practicable and in accordance with our charter and any further procedures required by the Corporation. The Class C Stock is not otherwise convertible into any other class of capital stock.

Equal Treatment

In the event of any merger or consolidation of the Corporation with or into another entity, statutory share exchange between the Corporation and any other entity or conversion of the Corporation into another entity (whether or not the Corporation is the surviving entity) or a third party tender offer entered into pursuant to an agreement with the Corporation (a “Negotiated Tender Offer”), each holder of shares of Class C Stock or Class A Stock will be entitled to receive the same consideration as each holder of shares of Class B Stock on a per share basis, and each holder of shares of Class C Stock or Class A Stock will be entitled to receive the same consideration on a per share basis as each holder of shares of Class B Stock is entitled to receive on a per share basis in connection with a transfer of such shares of Class B Stock incidental to such a merger, consolidation, statutory share exchange, conversion or Negotiated Tender Offer, even if the consideration for such transfer is not paid as consideration in such merger, consolidation, statutory share exchange, conversion or Negotiated Tender Offer.

However, any amounts paid to Mr. Plank as compensation for services rendered or to be rendered by Mr. Plank to the Corporation or any acquiring entity or any of their respective affiliates (for example, participating in a retention bonus pool established in connection with a proposed merger or compensation paid for pre- or post-merger services), which payment was approved by a majority of the Independent Directors then serving on our board of directors, will not be deemed to be part of such consideration.

Class C Settlement Agreement

In connection with the creation of our Class C Stock, and the upcoming dividend of one share of Class C Stock for each share of Class A Stock and Class B Stock outstanding as of March 28, 2016, on February 29, 2016, the Circuit Court for Baltimore City, Maryland (the “Court”) approved a settlement entered into by the Corporation, each of its directors and the plaintiffs in the class action litigation regarding the authorization of the distribution of the Class C Stock captioned In re: Under Armour Shareholder Litigation, Case No. 24-C-15-003240. The Court approved the settlement terms as stipulated by the parties (the “Settlement Agreement”).

Under the terms of the Settlement Agreement, following the initial distribution of the Class C Stock, the Corporation has agreed to issue additional consideration to the holders of Class C Stock in the form of a dividend in the aggregate amount of $59 million, which will be payable in the form of the Corporation’s Class A Stock, Class C Stock, cash or a combination thereof, to be determined at the sole discretion of our board of directors (the “Adjustment Payment”). Any Class A Stock or Class C Stock component of the Adjustment Payment will be valued by taking the volume-weighted average trading price (“VWAP”) as reported by the New York Stock Exchange (“NYSE”) for the relevant class of stock at the end of each trading day during the twenty (20) trading days beginning as of the first day that the shares of Class C Stock trade on the NYSE (the “Valuation Period”), and calculating the average of those daily VWAPs (the “Calculated Price”), provided, however, that if the closing price of the relevant class of stock on the most recent trading day preceding the day the Adjustment Payment dividend is declared (the “Declaration Date Price”) is less than 90% or more than 110% of the Calculated Price, the relevant stock component of the Adjustment Payment will be valued at the arithmetic average of the Calculated Price and the Declaration Date Price. Our board of directors is required to declare and authorize the payment of the Adjustment Payment as soon as reasonably practicable after the end of the Valuation Period, but in no event later than 30 days after the end of the Valuation Period.

Additionally, the settlement agreement includes certain non-monetary remedies, including an amendment to the Non-Compete Agreement and an agreement that the Corporation will not, within four years following April 7, 2016, use shares of Class C Stock in an amount equal to or greater than 5% of the then outstanding shares of Class C Stock as consideration in a transaction to acquire a business, the assets of a business, or more than 50% of the outstanding capital stock of a business, unless our Independent Directors (or a designated committee composed entirely of Independent Directors) have first considered the effects (which consideration may involve measures, advisers, or procedures as they deem advisable in discharging their duties as directors) of using such shares of Class C Stock on the holders of Class A Stock and on the Corporation.

Anti-Takeover Effects of Our Charter and Bylaws and of Maryland Law

Certain provisions of our charter and bylaws and of the MGCL could have the effect of delaying, deferring, or discouraging another party from acquiring control of us.

Three Classes of Stock

As discussed above, our Class B Stock has 10 votes per share, while our Class A Stock has one vote per share and our Class C Stock has no voting rights (other than as described above). As a result of his beneficial ownership of all of the outstanding shares of Class B Stock, Mr. Plank currently has the ability to elect all of our directors and to determine the outcome of most matters submitted for a vote of our stockholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.

Because the Class C Stock has no voting rights (other than as described above), the issuance of Class C Stock will not result in voting dilution to the holders of shares Class A Stock or Class B Stock. The issuance of Class C Stock could, however, prolong the duration of Mr. Plank’s ownership of a majority of our voting power and his ability to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders.

So long as Mr. Plank has the ability to determine the outcome of most matters submitted to a vote of our stockholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors.

Board of Directors

Our charter and bylaws provide that the number of our directors may be established by our board of directors, provided that the number of directors must be between one and 15 directors. Our charter provides that any vacancy will be filled by a majority of the remaining directors.

Our board of directors is not currently classified and, although it would otherwise be permissible under Maryland law for our board of directors to become classified without stockholder approval, we have included a provision in our charter prohibiting the classification of our board of directors without the recommendation of our board of directors and the affirmative vote of a majority of the votes cast on such matter by holders of our common stock.

Removal of Directors

Our charter provides that a director may be removed only for cause, by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast in the election of the director to be removed.

Business Combinations

Our charter contains a provision opting out of the Maryland business combination statute, which would otherwise prohibit specified business combinations between the Corporation and any interested stockholder or affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

Our bylaws contain a provision exempting any and all acquisitions of our shares from the provisions of the Maryland Control Share Acquisition Act, which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. However, our board of directors may opt to make these provisions applicable to future control share acquisitions at any time by amending or repealing this bylaw provision.

Consideration of Constituencies

Maryland law provides that our charter may allow our board of directors, in considering a potential acquisition of control of the Corporation, to consider the effects of the change of control on stockholders, employees, suppliers, customers and creditors of the Corporation, and the communities in which offices or other establishments of the corporation are located. Our charter contains this type of provision, which may enable our board of directors to make adverse recommendations to our stockholders with respect to a potential acquisition or takeover.

Amendment to the Charter

Our charter generally may be amended only upon the recommendation of the board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that a majority of the entire board of directors may, without action by our stockholders, approve amendments to our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. However, our charter provisions regarding removal of directors, vacancies on the board of directors and amendment of the bylaws may be amended only by the affirmative vote of holders of not less than two-thirds of all of the outstanding capital stock entitled to vote on the matter.

In addition, amendments to the provisions of our charter that set forth the terms of one of our three classes of common stock (Class A Stock, Class B Stock and Class C Stock) and that have a material adverse effect on the rights of such class of stock must be approved by the affirmative vote of a majority of the votes entitled to be cast thereon by holders of such class of capital stock. Amendments to or waivers of the provisions of our charter requiring that the holders of Class A Stock and Class C Stock receive equal treatment as the holders of Class B Stock in connection with certain merger, consolidation, statutory share exchange, conversion and Negotiated Tender Offer transactions must be declared advisable by our board of directors, including at least 75% of the Independent Directors, and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) Class A Stock and/or Class C Stock (other than Mr. Plank, any Kevin A. Plank Family Entity, any Kevin A. Plank Family Member or any executive officer of the Company), as applicable, each voting as a single class, and (2) Class B Stock, voting as a single class. Amendments to the provisions of our charter requiring us to maintain a majority of Independent Directors and independent compensation and corporate governance committees, and providing that an Independent Director may not have any family relationship with Mr. Plank, or material financial or service relationship with Mr. Plank or any members of his family (in addition to the independence requirements to which we are subject under the listing standards of any exchange upon which our stock is listed) must be declared advisable by our board of directors, including at least 75% of the Independent Directors, and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) Class A Stock (other than Mr. Plank, any Kevin A. Plank Family Entity, any Kevin A. Plank Family Member or any executive officer of the Company), voting as a single class, and (2) Class B Stock, voting as a single class.

Preferred Stock

Although we do not have any shares of preferred stock outstanding, our charter specifically provides that we may issue, from time to time and without further vote or action by the stockholders, shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as may be determined by our board of directors. These preferences and rights could impede the success of any attempt to acquire us and may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of the Corporation.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•	by a stockholder who is a stockholder of record at the time of giving notice and at the time of the meeting, is entitled to vote at the meeting and who has complied with the advance notice procedures specified in the bylaws.

Therefore, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Corporation.

Special Meeting of Stockholders

Our bylaws provide that a special meeting of stockholders may be called by our chairman, president, chief executive officer or a majority of our board of directors. In addition, our secretary must also call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting.

Majority Action

Our charter provides that any corporate action which, under the general corporation laws of the State of Maryland would (in the absence of a provision in our charter) require the authorization or approval of a greater proportion than a majority of all votes entitled to be cast for such action to be effective and valid, shall be effective and valid if authorized or approved by at least a majority of all the votes entitled to be cast.

Item 2. Exhibits

Exhibit No.	Description of Exhibit

3.1	Amended and Restated Charter (as of June 16, 2015) (incorporated by reference to Exhibit 3.01 of the Corporation’s Quarterly Report on Form 10-Q filed on August 4, 2015).

3.2	Articles Supplementary setting forth the terms of the Class C Stock, dated June 15, 2015 (incorporated by reference to Appendix F to the Preliminary Proxy Statement filed by the Corporation on June 15, 2015).

3.3	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.02 of the Corporation’s Current Report on Form 8-K filed February 21, 2013).

3.4	Form of Articles of Amendment (incorporated by reference to Appendix A to the Preliminary Proxy Statement filed by the Corporation on June 15, 2015).

4.1	Specimen Class C Stock Certificate.

4.2	Terms of Settlement of In re: Under Armour Shareholder Litigation, Case No. 24-C-15-00324.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UNDER ARMOUR, INC.

By:	/s/ John P. Stanton
	Name:	John P. Stanton
	Title:	Senior Vice President, General Counsel and Secretary

Date: March 21, 2016